SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C.  20549
                              _________


                             FORM 11-K
                              _________


       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                        _________________________


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 1998

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________


Commission file number  2-84723


                        _________________________



              SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN



                    Schering-Plough Corporation
                          One Giralda Farms
                            P.O. Box 1000
                     Madison, New Jersey  07940



SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

                                                       PAGE

INDEPENDENT AUDITORS' REPORT                              3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for
 Benefits as of December 31, 1998 and 1997                4

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 1998         5

Notes to Financial Statements                           6-9


                                                      SCHEDULE

SUPPLEMENTAL SCHEDULES:

Schedule of Assets Held for Investment Purposes
 December 31, 1998                                       I

Schedule of Transactions in Excess of 5%
 of Plan Assets for the Year
 Ended December 31, 1998                                II

EXHIBITS:

EXHIBIT I - Independent Auditors' Consent


_____________________________________________________________

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 15, 1999

             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   DECEMBER 31, 1998 AND 1997
                          ($ in 000's)

                                           1998           1997
Vanguard Wellington Fund                 $ 26,965      $ 21,897

Vanguard Windsor Fund                      77,449        84,593

Vanguard Explorer Fund                     17,315        17,952

Vanguard Treasury Money Market
 Fund                                      34,891        31,596

Vanguard Short-Term Corporate
 Fund                                       6,260         2,880

Vanguard 500 Index Fund                    36,276        19,177

Vanguard International Growth Fund          5,960         4,640

Total Vanguard Registered
 Investment Company Assets                205,116       182,735

Schering-Plough Stock Fund                248,407       140,090

Loan Fund                                   8,713         7,065

Net Assets Available for Benefits        $462,236      $329,890





See Notes to Financial Statements.

             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEAR ENDED DECEMBER 31, 1998
                          ($ in 000's)


Additions to net assets attributed to:


Investment income:

     Interest and dividends                            $ 15,034

     Net appreciation in fair value of investments      109,511

                                                        124,545

Contributions:

     Participant contributions                           27,989

     Asset transfers in                                     117

Total additions                                         152,651

Deductions from net assets attributed to:

     Benefit payments                                    20,305

Net increase                                            132,346


Net assets available for benefits:

     Beginning of year                                  329,890

     End of year                                       $462,236



See Notes to Financial Statements.


            SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
              ($ in 000's except per unit amounts)

1. General - The Schering-Plough Employees' Savings Plan ("Plan") is a defined contribution plan open to all United States employees of Schering-Plough Corporation ("Company") and its participating subsidiaries who have attained one year of service.
A year of service for eligibility purposes shall mean a twelve-month period, beginning with the day of the year the employee commenced employment. There were approximately 10,700 participants in the Plan at December 31, 1998 and 10,000 at December 31, 1997.

2.   Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1998 and 1997 there were 249,844 and 249,934 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $994.25 and $560.51 at December 31, 1998 and 1997, respectively. The closing stock prices of Schering-Plough Corporation at December 31, 1998 and December 31, 1997 were $55 1/4 and $31 1/16, respectively; the closing price on June 14, 1999 was $44 1/8.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.

Payment of Benefits - Benefit payments are recorded when paid.

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.



Salary Deferral Contributions - Each year, participants may contribute from 1% to 4% (up to 10% for employees covered by a certain collective bargaining agreement) of pretax annual compensation, as defined in the Plan. Contributions are subject to certain limitations.

Participant  Accounts - Each participant's  account  is  credited with the participant's contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard
Fiduciary Trust Company ("Vanguard") investment options:

 Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

 Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

 Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

 Treasury Money Market Fund - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.

 Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds.

 500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price
Index.

 International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.

Schering-Plough Stock Fund - Participants may contribute to a maximum investment election of 50% of the Salary Deferral
Contribution into this fund.

Loan Fund - Participants may borrow from their fund accounts up to a maximum of the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund.
These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employees' Savings Plan Committee and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the spouse. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Effective January 1, 1998, active participants may elect to withdraw all or a portion of their accounts at anytime after age 70.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue Service has issued a determination letter dated June 1995 to the effect that the Plan is a qualified employee benefit plan, meeting the requirements of Section 401(a) of the Internal Revenue Code and the Trust established thereunder is exempt from Federal income taxes under Section 501(a). Accordingly, there is no provision for income taxes in the Plan's financial statements.

6.   Administration of Plan Assets

Contributions  are  held and managed by the Vanguard  Group  (the
"Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

All  plan  administration  expenses are  borne  by  the  Company.



7.   Fund Information

Investment income, contributions and benefit payments are as follows for the year ended December 31, 1998:
                           ($ in 000's)

                  Investment Income
              Interest    Net appreciation
                 and      (depreciation)   Participant   Benefit
              Dividends    in fair value  Contributions  Payments

Vanguard
 Wellington
 Fund            $2,911     $    (145)     $  2,750     $    985

Vanguard
 Windsor Fund     6,857        (6,200)        5,708        3,388

Vanguard
 Explorer Fund      153           438         1,581          643

Vanguard Treasury
 Money Market
 Fund             1,603             -         2,597        3,295

Vanguard
 Short-Term
 Corporate
 Fund               266             3           596          273

Vanguard
 500 Index Fund     495         6,177         4,993          689

Vanguard Int'l.
 Growth
 Fund               114           698           858          216

Total Vanguard
 Registered
 Investment
 Company Shares  12,399           971        19,083        9,489

Schering-Plough
 Stock Fund       1,943       108,540         8,906       10,223

Loan Fund           692             -             -          593

Total           $15,034      $109,511       $27,989      $20,305



                                                    SCHEDULE I


       SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27a
                        DECEMBER 31, 1998
                          ($ in 000's)
                                     Shares/              Current
Identity of Issue      Participants   Units      Cost      Value

Schering-Plough Stock
 Fund                     8,610      249,844 1/ $ 58,454  $248,407 2/

Vanguard Treasury Money
 Market Fund*             3,529   34,890,647      34,891    34,891 2/

Vanguard Explorer Fund*   2,929      305,329      14,284    17,315

Vanguard 500 Index
 Fund*                    4,263      318,347      25,352    36,276 2/

Vanguard Windsor Fund*    6,959    4,974,267      75,229    77,449 2/

Vanguard Wellington Fund* 4,042      918,744      23,167    26,965 2/

Vanguard International
 Growth Fund*             1,500      317,541       5,242     5,960

Vanguard Short-Term
 Corporate Fund*            897      577,455       6,251     6,260
  Total Vanguard Registered
  Investment Company Shares                      184,416   205,116

Outstanding Loan Balance -
 6.0% to 11.5% due 36 to 240
 months from date of loan                          8,713     8,713

Total Assets Held for Investment Purposes       $251,583  $462,236

* Registered Investment Company

1/ Represents Schering-Plough Stock Fund units.

2/ Indicates investment representing 5 percent or more of the net assets available for benefits.

                                                     SCHEDULE II


       SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
     TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS - ITEM 27d
              FOR THE YEAR ENDED DECEMBER 31, 1998
                          ($ in 000's)



                  Purchases                      Sales
Identity        Cost      No. of     Proceeds    No. of
of Issue     of Assets  Purchases*  from Sales   Sales*  Net Gain
Schering-
 Plough
 Stock Fund   $30,696      248       $30,919      248     $14,831

Vanguard
 Windsor Fund  17,983      236        18,926      250       1,506

Vanguard
 Treasury Money
 Market
 Fund          32,180      256        28,885      251           -



Vanguard
 500 Index
 Fund          17,967      245         7,046      233         745


*  Represents the number of days a trade occurred in 1998

                                                      EXHIBIT I





                  Independent Auditors' Consent


We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, No. 33-50606 and No. 333-
30331 on Form S-8, Registration Statement No. 333-853 on Form S- 3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No.1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statements No. 333-12909 and No. 333-30355 on Form S-3 of our report dated June 15, 1999 appearing in this Annual Report on Form 11-K of Schering-Plough Employees' Savings Plan for the year ended December 31, 1998.


/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 15, 1999

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                    Schering-Plough Employees' Savings Plan


Date:June 15, 1999  By:    /s/Vincent Sweeney
                    Name:     Vincent Sweeney
                    Title:    Plan Administrator
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